UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Entry into the Definitive Ageement for the Acquisition of Fuzhou Csfctech Co., Ltd.

On November 30, 2020,  Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”), Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd. (“Fresh Joy”), Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties entered into an Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. (the “Acquisition Agreement”), pursuant to which the Company shall acquire 100% of the equity shares of Fresh Joy, a Cayman Islands company (the transaction, the “Acquisition”).

As of the date of the Acquisition Agreement, Joyful Castale International Limited and Chief Choice Global Limited (collectively, the “Transferors”) together owned 100% of the equity shares of Fresh Joy, which, through its affiliate companies, Hong Kong Xinyou Entertainment Company and Fujian Xinyou Technology Co., Ltd., entered into a series of structured contracts with the Target Company. The Target Company is a limited liability company formed under the laws of the People’s Republic of China and holds 51% of the equity interest of Fuzhou Csfctech Co., Ltd. (“Csfctech”) and 100% of the equity interest of Fuzhou UC71 Co., Ltd. ("UC71").

Pursuant to the Acquisition Agreement, the Company shall acquire 100% of the equity shares of Fresh Joy from the Transferors for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% shall be paid in cash (which percentage could be increased subject to the Transferors’ intention according to the actual circumstances) and the other half shall be paid in the Company’s restricted ordinary shares (the “Ordinary Shares”) at a per share price of the higher of the weighted average volume price of the 20 trading days prior to the issuance of such Ordinary Shares, or $4, the IPO price of the Company’s Ordinary Shares, subject to certain performance targets during the Make-good Period, as defined below. The Purchase Price shall be paid in accordance with the following schedules:

●	Provided that all of the internal and external approvals in connection with the Acquisition have been obtained and certain closing conditions listed in the Acquisition Agreement have been satisfied, the Company shall pay to the Transferors 20% of the Purchase Price in stock within 30 days after the date of the Acquisition Agreement.

●	If the Target Company meets certain performance target as provided in the Acquisition Agreement and receives an unqualified opinion for the auditor’s report that is prepared in accordance with the international accounting standards for the year of 2020 (the “2020 Report”), the Company shall pay to the Transferors 30% of the Purchase Price in cash within 30 days of the date of the 2020 Report.

●	If the Target Company meets certain performance target as provided in the Acquisition Agreement and receives an unqualified opinion for the auditor’s report that is prepared in accordance with the international accounting standards for the year of 2021 (the “2021 Report”), the Company shall pay to the Transferors 30% of the Purchase Price, of which one third shall be in cash and two thirds shall be in stock, within 30 days of the date of the 2021 Report.

●	If the Target Company meets certain performance target as provided in the Acquisition Agreement and receives an unqualified opinion for the auditor’s report that is prepared in accordance with the international accounting standards for the year of 2022 (the “2022 Report”), the Company shall pay to the Transferors 20% of the Purchase Price, of which 50% shall be in cash and the remaining 50% shall be in stock, within 30 days of the date of the 2022 Report.

The Target Company’s performance targets mentioned above are as follows: the audited net profit after deducting non-recurring profit and loss of Csfctech and UC71 for the years of 2020, 2021 and 2022 shall be at least RMB 15 million (the “2020 Target”), RMB 25 million (the “2021 Target”) and RMB 40 million (the “2022 Target”), respectively.

The Ordinary Shares to be earned by the Transferors during the make-good period from the year of 2021 to the year of 2023 (the “Make-Good Period”) as part of the Purchase Price if the relevant target is met shall vest to the Transferors with the schedules set forth in each target below:

●	If the 2020 Target is met, the Transferors shall earn the first part of the Ordinary Shares upon the filing date of the Company’s 2020 annual report and shall be vested within three years: 40% shall be vested in 2021, 30% in 2022 and 30% in 2023.

●	If the 2021 Target is met, the Transferors shall earn the second part of the Ordinary Shares upon the filing date of the Company’s 2021 annual report and shall be vested within three years: 40% shall be vested in 2022, 30% in 2023 and 30% in 2024.

●	If the 2022 Target is met, the Transferors shall earn the third part of the Ordinary Shares upon the filing date of the Company’s 2022 annual report and shall be vested within two years: 40% shall be vested in 2023 and 60% in 2024.

If any of the performance targets mentioned above is not achieved by the Target Company, the Company shall have the right to deny or delay the payment of the unpaid portion of the Purchase Price and extend the Make-Good Period of the Ordinary Shares by one year. If the total audited net profits after deducting non-recurring profit and loss of Csfctech and UC71 for the years of 2020, 2021 and 2022 are less than 51% of the aggregated performance targets mentioned above, then the Company shall have the right to purchase back certain amount of the Ordinary Shares issued to the Transferors at a price of $0.001 per share. The amount of the Ordinary Shares to be purchased back shall be the result of the following: (The amount of net profit as promised * 0.51 – the amount of actual profit) / the amount of net profit as promised * 0.51) * 2 * the amount of the Ordinary Shares that have been paid by the Company to the Transferors.

The closing of the Acquisition shall be subject to the obtainment of certain internal and external approvals and the satification of other customary closing conditions as provided in the Acquisition Agreement. Upon closing of the Acquisition, the Target Company and its affiliate companies shall make certain adjustments to its management structure and corporate governance, including that each of the Target Company, Csfctech and UC71 shall adjust the number of its board members to be five, among whom three shall be appointed by the Company and two shall be appointed by the Transferors. In addition, the Company shall appoint a supervisor to the Target Company, Csfctech and UC71.

Summary of the Business of Fuzhou Csfctech Co., Ltd.

Csfctech is a developer and distributor of network games in China. In terms of game distribution, the company has over 100 online games on its own operation platform, and issued over 70 mobile games through intermodal transportation in 2020. Csfctech also promotes diversified development and brings together the latest and hottest popular games, including 2D and 3D games, integrating role-playing, casual, real-time, horizontal fighting, card, strategy and other types of game products in a comprehensive layout.

Csfctech has independently developed a multi-terminal online game platform, Huifen Jingji, and a number of mobile games. There are a variety of online proprietary intellectual property games, including the game box of Regal paradise, Regal ox, Regal Texas, the Dragon King catching fish, and Regal win three cards. In 2019, there were more than 5 popular chess and card games on “Huifen Jingji” platform, more than 20 localized chess and card games, and more than 30 online games on the platform. In addition to hand games like chess and cards, “Huifen Jingji” has also independently developed several RPG and MMORPG games, such as zatian chop and Xianji.

In terms of the co-operation platforms, Csfctech not only cooperates with over 50 domestic platforms such as Focus Media, Hezhong Media, Toutiao, Tencent News, Tiantian Express, Baidu, Kuaishou, Douyin, etc., but also with Facebook, Admob, Mobvista, Mobthink, Samsung App Store, Twitter, PR Newswire, etc. As the leading mobile game distribution and operation platform in China, it has established in-depth cooperation with a number of listed game companies to improve the viscosity and payment rate of users. Csfctech has reached long-term cooperation with more than 1000 guilds, covering more than 5 million precision game users and more than RMB20 million of monthly flow of the platform.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2020

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer

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